Exhibit 99.1

KINGOLD JEWELRY REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2016

Company to Hold Conference Call with Accompanying Slide Presentation on Friday, August 12, 2016, at 5:00 PM ET

WUHAN CITY, China, August 12, 2016 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its financial results for the second quarter and six months ended June 30, 2016.

2016 Second Quarter Financial Highlights (all results are compared to prior year comparative period)

•	Net sales were $390.3 million, an increase of 56.5% from $249.4 million
•	Processed 20.3 metric tons of 24-karat gold products during the period, an increase of 40.1% from 14.5 metric tons
•	Net income was $19.8 million, or $0.30 per diluted share, an increase from $0.6 million, or $0.01 per diluted share
•	Book value per diluted share was $4.46 at June 30, 2016, compared to $4.03 at December 31, 2015

Outlook for 2016

•	Company reiterates guidance of between 50 and 60 metric tons of 24-karat gold processed in 2016.

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We were pleased to report strong operating results for the second quarter of 2016, as we have taken advantage of the increasing gold demand in China as well as a quick rebound of gold price. Our management team made adjustments on our sales go-to-market strategy and successfully achieved a 56.5% increase in net sales, a 40.1%  increase in gold processed volume, plus over 30 times of growth in net income.”

2016 SECOND QUARTER OPERATIONAL REVIEW

•	In the second quarter of 2016, Kingold sold approximately 20.3 metric tons of 24-karat gold products, an increase of 40.1% over the 14.5 metric tons sold in the second quarter of 2015.

Metric Tons of Gold Processed
	Three Months Ended:
	June 30, 2016		June 30, 2015
	Volume	Volume	Volume	Volume
Branded*	10.5	51.7%	6.9	47.8%
Customized**	9.8	48.3%	7.6	52.2%
Total	20.3	100%	14.5	100.0%
	Six Months Ended:
	June 30, 2016		June 30, 2015
	Volume	% of Total	Volume	% of Total
Branded*	18.7	53.2%	12.5	46.6%
Customized**	16.5	46.8%	14.3	53.4%
Total	35.2	100%	26.8	100.0%

* Branded Production: The Company acquires gold from the Shanghai Gold Exchange to produce branded products.

** Customized Production: Clients who purchase customized products supply gold to the Company for processing.

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•	For the three months ended June 30, 2016, the Company sold a total of 20.3 metric tons of gold, of which branded production was 10.5 metric tons, representing 51.7% of total gold sold, and customized production was 9.8 metric tons, representing 48.3% of total gold sold, in the second quarter of 2016. In the second quarter of 2015, the Company sold a total of 14.5 metric tons, of which branded production was 6.9 metric tons, or 47.8% of total gold sold, and customized production was 7.6 metric tons, or 52.2% of total gold sold.

Kingold Jewelry sells Jewelry park for approXimately $171 million

On July 29, 2016, Kingold announced that it sold all of its interest in the Shanghai Creative Industry Park, or the Kingold Jewelry Cultural Industry Park (the "Jewelry Park") to Wuhan Lianfuda Investment Management Co., Ltd. ("Wuhan Lianfuda") for RMB 1.14 billion (approximately US $171 million). In connection with the sale, Kingold leased space in the Jewelry Park for its new headquarter office and exhibit center for an aggregate of annual rent of RMB 1,718,400 (approximately US $258,600).

Wuhan Lianfuda has paid Wuhan Kingold the total consideration of RMB 1.14 billion (approximately US $171 million), pursuant to a contract to transfer the contractual rights and obligations (the "Transfer Contract") entered between Wuhan Kingold and Wuhan Lianfuda. In addition, Kingold transfers and Wuhan Lianfuda receives, all the rights and obligations in an acquisition agreement (the "Acquisition Agreement") signed among Kingold, Wuhan Wansheng and Wuhan Huayuan Science and Technology Development Limited Company ("Wuhan Huayuan") on October 23, 2013, including 60% stock rights of Wuhan Huayuan. Wuhan Lianfuda will undertake the remaining payment obligation of RMB 360 million (approximately US $54.2 million) stipulated in the Acquisition Agreement. According to an evaluation report issued by an independent evaluation agency, the evaluated value of the Jewelry Park on June 18, 2016 was approximately RMB 1.48 billion (approximately US $221 million).

Chairman Jia continued, “Our management team decided that it was in our best interest for Kingold to focus our capital and personal resources on expanding our core jewelry design and manufacturing business. We expect to use the proceeds to continue to grow both within China and internationally.”

CONSOLIDATED FINANCIAL AND OPERATING REVIEW

Net Sales

Net sales for the three months ended June 30, 2016 increased 56.5% to $390.3 million from $249.4 million for the same period in 2015. The increase was primarily due to an increase in sales volume, the increase of average unit selling price for the Company’s branded production, and offset by a loss from currency translation.

The average unit selling price for the Company’s branded production sales increased from RMB 212.5 per gram in the three months ended June 30, 2015 to RMB 238.4 per gram in the three months ended June 30, 2016. As a result, approximately $29.5 million increase in brand production revenue was affected by the increase in our selling price, partially offset against the decrease in customized production revenue to certain extent.

For the six months ended June 30, 2016, the Company’s net sales were $672.4 million, increased 47.6% from $455.6 million in the first half of 2015.

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Gross Profit

Gross profit for the three months ended June 30, 2016 increased 1,821% to $46.1 million from $2.4 million for the same period in 2015.

For the six months ended June 30, 2016, the Company’s Gross profit were $74.6 million increased from $13.2 million in the first half of 2015.

Gross Margin

The Company’s gross margin was 11.8% for the three months ended June 30, 2016, compared to 1.0% in the prior year period. The substantial increase was due to the increase of the unit price of branded production sales during the period mentioned above.

For the six months ended June 30, 2016, the Company’s gross margin was 11.1%, compared to 2.9% for the same period of 2015.

Net Income

Net income for the three months ended June 30, 2016 was $19.8 million, or $0.30 per diluted share based on 66.0 million weighted average diluted shares outstanding, compared to net income of $0.6 million, or $0.01 per diluted share based on 66.0 million weighted average diluted shares outstanding in the prior-year period.

For the six months ended June 30, 2016, the Company’s net income was $35.0 million, or $0.53 per basic and diluted share, compared to net income of $7.2 million, or $0.11 per basic and diluted share, in the same period of 2015.

Balance Sheet and Cash Flow (UNAUDITED)

(in millions except for per share data)	6/30/2016	12/31/2015

Cash	$37.5	$3.1
Inventories (gold)	$786.5	$298.3
Working Capital	$637.2	$174.9
Stockholders’ Equity	$294.1	$265.6
Book Value Per Share (in $)	$4.46	$4.03

Net cash used in operating activities was $466.3 million for the six months ended June 30, 2016, compared with net cash used in operating activities of $23.6 million for the same period in 2015. The significant increase in net cash used in operating activities was mainly due to spending on purchase of inventory of $502.9 million in anticipation of the increased production and sales demand when the Jewelry Park is completed which may stimulate our sales starting from the second half of 2016. In addition, in connection with Kingold’s significant bank borrowings during the quarter ended June 30, 2016, the Company was required to pledge approximately 22 metric tons of gold with the banks as collateral, which also led the Company to increase the inventory purchases and stockpile. On the other hand, in connection with the Jewelry Park Transfer Transaction, the Company received $90.1 million cash payment from Wuhan Lianfuda for the Jewelry Park transfer and at the same time the Company transferred back approximately $22.1 million customer deposit to the Jewelry Park property buyers, which led to a net change of deposit payable of $70.2 million. Such amount will be adjusted when the Company delivers the Jewelry Park to Wuhan Lianfuda in the near future. The overall increase in cash used in operating activities for the six months ended June 30, 2016 is reflected in the above mentioned factors.

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Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories (principally gold). Other factors that may vary significantly include the Company’s purchases of gold and income taxes. The Company expects that the net cash it generates from operating activities will continue to fluctuate as the Company’s inventories, receivables, accounts payables, and the other factors described above change with increased production and the purchase of larger quantities of raw materials (principally gold).

OUTLOOK FOR 2016

Based on its existing resources and capacity, the Company reiterates its expectation that gold processed will be between 50 metric tons and 60 metric tons during 2016.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on Friday, August 12, 2016, at 5:00 PM ET.

The dial-in numbers are:

Live Participant Dial In (Toll Free):	+1 877-407-9038
Live Participant Dial In (International):	+1 201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link:  http://kingoldjewelry.equisolvewebcast.com/q2-2016. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2016 outlook for gold processing, its expectations with respect to completion of transferring the Jewelry Park. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

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Company Contact
Kingold Jewelry, Inc.
Bin Liu, CFO
Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS COUNSEL:
The Equity Group Inc.
Katherine Yao, Senior Associate
Phone: +86-10-6587-6435
kyao@equityny.com

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KINGOLD JEWELRY, INC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS) (UNAUDITED)

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015

NET SALES	$390,260,645	$249,421,052	$672,448,702	$455,616,272

COST OF SALES
Cost of sales	(343,880,390)	(246,684,484)	(597,292,834)	(441,805,439)
Depreciation	(291,683)	(311,110)	(582,365)	(620,110)
Total cost of sales	(344,172,073)	(246,995,594)	(597,875,199)	(442,425,549)

GROSS PROFIT	46,088,572	2,425,458	74,573,503	13,190,723

OPERATING EXPENSES
Selling, general and administrative expenses	6,443,126	2,205,197	9,712,491	3,883,563
Stock compensation expenses	11,142	102,344	22,285	315,127
Depreciation	23,474	25,237	46,987	50,428
Amortization	2,891	3,096	5,781	6,170
Total operating expenses	6,480,633	2,335,874	9,787,544	4,255,288

INCOME FROM OPERATIONS	39,607,939	89,584	64,785,959	8,935,435

OTHER INCOME (EXPENSES)
Other Income	130	6,530	130	6,530
Interest Income	624,199	133,803	683,423	151,072
Interest expense	(13,621,813)	(84,616)	(18,595,166)	(382,153)
Total other income (expenses), net	(12,997,484)	55,717	(17,911,613)	(224,551)

INCOME FROM OPERATIONS BEFORE TAXES	26,610,455	145,301	46,874,346	8,710,884

INCOME TAX PROVISION (BENEFIT)
Current	6,849,780	557,373	11,660,784	3,286,274
Deferred	64	(985,503)	255,738	(1,730,028)
Total income tax provision (benefit)	6,849,844	(428,130)	11,916,522	1,556,246

NET INCOME	19,760,611	573,431	34,957,824	7,154,638
Add: net loss attributable to non-controlling interest	(268)	(188)	(1,465)	(188)

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$19,760,879	$573,619	$34,959,289	$7,154,826

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation gains (loss)	(8,622,381)	488,151	(6,659,687)	1,587,816
Less: foreign currency translation gain attributable to non-controlling interest	2,030	81	1,576	81
Foreign currency translation gains (loss) attributable to common stockholders	$(8,624,411)	$488,070	$(6,661,263)	$1,587,735

COMPREHENSIVE INCOME ATTRIBITABLE TO:
Common stockholders	$11,136,468	$1,061,689	$28,298,026	$8,742,561
Non-controlling interest	1,762	-	111	-
	$11,138,230	$1,061,689	$28,298,137	$8,742,561
Earnings per share
Basic	$0.30	$0.01	$0.53	$0.11
Diluted	$0.30	$0.01	$0.53	$0.11
Weighted average number of shares
Basic	65,964,110	65,963,502	65,963,806	65,963,502
Diluted	66,273,246	65,963,502	65,970,164	65,963,502

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KINGOLD JEWELRY, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS) (UNAUDITED)

	June 30,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS
Cash	$37,496,173	$3,100,569
Restricted cash	46,107,680	26,649,687
Accounts receivable	403,267	1,624,323
Inventories	786,485,088	298,303,185
Other current assets and prepaid expenses	4,954,662	1,046,032
Value added tax recoverable	86,193,253	15,526,002
Total current assets	961,640,123	346,249,798
PROPERTY AND EQUIPMENT, NET	7,158,325	7,622,509

OTHER ASSETS
Deposit on land use right - Jewelry Park	9,084,474	9,296,763
Construction in progress- Jewelry Park	153,484,370	105,844,259
Other assets	145,317	148,713
Land use right	438,119	454,180
Total long-term assets	170,310,605	123,366,424
TOTAL ASSETS	$1,131,950,728	$469,616,222

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short term loans	$165,878,918	$55,455,428
Debts payable, net	-	61,471,962
Construction payables-Jewelry Park	54,189,120	23,876,642
Deposit payable-Jewelry Park	90,736,671	22,182,171
Other payables and accrued expenses	5,849,813	6,355,979
Due to related party	449,809	200,059
Income tax payable	6,740,793	1,119,918
Other taxes payable	608,321	710,104
Total current liabilities	324,453,445	171,372,263
Deferred income tax liability	1,986,173	1,774,993
Long term loans	511,334,558	30,808,571
TOTAL LIABILITIES	837,774,176	203,955,827
COMMITMENTS AND CONTINGENCIES

EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of June 30, 2016 and December 31, 2015	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 66,018,867 and 65,963,502 shares issued and outstanding as of June 30, 2016 and December 31, 2015	66,018	65,963
Additional paid-in capital	80,208,682	79,990,717
Retained earnings
Unappropriated	219,523,436	184,564,147
Appropriated	967,543	967,543
Accumulated other comprehensive loss	(6,662,512)	(1,249)
Total stockholders' equity	294,103,167	265,587,121
Non-controlling interest	73,385	73,274
Total Equity	294,176,552	265,660,395

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,131,950,728	$469,616,222

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KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN U.S. DOLLARS) (UNAUDITED)

	For the six months ended June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$34,957,824	$7,154,638
Adjustments to reconcile net income to cash used in operating activities:
Depreciation	629,352	670,538
Amortization of intangible assets	5,781	6,170
Amortization of deferred financing costs	144,134	326,509
Share based compensation for services and warrants and shares issued for consulting services	151,580	315,127
Inventory valuation allowance	-	10,315,970
Deferred tax provision (benefit)	255,738	(1,730,028)
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	1,202,904	372,622
Inventories	(502,911,887)	(37,695,661)
Other current assets and prepaid expenses	(3,995,411)	(120,344)
Value added tax recoverable	(72,157,904)	(5,280,553)
Increase (decrease) in:
Other payables and accrued expenses	(388,356)	1,086,129
Deposit payable, Jewelry Park, net	70,165,780	-
Income tax payable	5,649,770	581,994
Other taxes payable	67	366,577
Net cash used in operating activities	(466,290,628)	(23,630,312)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(334,586)	(29,825)
Payment for construction in progress-Jewelry Park	(19,506,468)	(24,233,680)
Net cash used in investing activities	(19,841,054)	(24,263,505)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from minority interest for the new subsidiary	-	73,465
Proceeds from bank loans	611,580,106	6,530,186
Repayments of bank loans	(9,175,996)	(13,060,372)
Restricted cash	(20,387,531)	(9,991,098)
Proceeds from related party loan	250,226	-
Proceeds from exercise of warrants	66,439	-
(Repayment) proceeds from debt financing instruments under private placement	(61,173,304)	65,301,858
Deferred financing costs	-	(653,019)

Net cash provided by financing activities	521,159,940	48,201,020

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(632,654)	(140,539)

NET INCREASE IN CASH AND CASH EQUIVALENTS	34,395,604	166,664

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,100,569	1,331,658

CASH AND CASH EQUIVALENTS, END OF PERIOD	$37,496,173	$1,498,322
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$19,126,073	$2,584,438
Cash paid for income tax	$11,660,842	$2,704,280